METLIFE INVESTMENTS SECURITIES, LLC
CRD No. 285684
SEC. I.D. No. 8-69857

Exemption Report Under 17 C.F.R. § 240.17a-5

MetLife Investments Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company became a member of the Financial Industry Regulatory Authority, Inc., the Company's designated examining authority under the U.S. Securities Exchange Act of 1934, as amended, on August 21, 2017 and did not conduct business as a broker-dealer prior to that date.

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) for the period from August 21, 2017 through December 31, 2017 without exception.

MetLife Investments Securities, LLC

I, Michael J. Yick, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: VP & CFO / Fin Op

March 1, 2018

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of MetLife Investments Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MetLife Investments Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions for the period from August 21, 2017 through December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

March 1, 2018